SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 26, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 26, 2006, announcing the Company’s results for the second quarter and first half of the 2006 financial year.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 26, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon reports results for second quarter and first half of the 2006 financial year
•	Infineon achieved positive EBIT in the second quarter after four quarters of losses. EBIT increased significantly to Euro 28 million from an EBIT loss of Euro 122 million in the prior quarter, primarily due to a return to positive EBIT in the Memory Products segment and improved EBIT in the Automotive, Industrial and Multimarket segment.

•	Second quarter revenues increased strongly to Euro 1.99 billion, up 19 percent sequentially, reflecting significantly higher sales in the Memory Products and the Automotive, Industrial and Multimarket segments.

•	Net loss in the second quarter was Euro 26 million compared to a net loss of Euro 183 million in the prior quarter.

•	Total revenues for the first half of the 2006 financial year were Euro 3.67 billion, up 7 percent from Euro 3.42 billion in the same period last year. EBIT in the first half of the 2006 financial year was negative Euro 94 million, a decrease from positive Euro 94 million in the same period last year.

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year
Revenues	1,993	1,674	19%	1,606	24%
EBIT	28	(122)	+++	(117)	+++
Net loss	(26)	(183)	86%	(114)	77%
Loss per share (in Euro)	(0.03)	(0.25)	88%	(0.15)	80%

	6 months	6 months
	ended	ended	+ / - in %
In Euro million	Mar 31, 2006	Mar 31, 2005	sequential
Revenues	3,667	3,422	7%
EBIT	(94)	94	– – –
Net (loss) income	(209)	28	– – –
Earnings (loss) per share (in Euro)	(0.28)	0.04	– – –

Munich, Germany, April 26, 2006 — For the second quarter of the 2006 financial year, Infineon Technologies AG (FSE/NYSE:IFX) reported a 19 percent sequential increase in revenues to Euro 1.99 billion, driven mainly by Memory Products and also by the

Automotive, Industrial and Multimarket segment. As expected, revenues in the Communication Solutions segment decreased moderately compared to the prior quarter.
EBIT in the second quarter of the 2006 financial year increased significantly compared to the prior quarter, driven primarily by improved EBIT in the Memory Products segment, which achieved positive EBIT after a loss in the first quarter. The company recorded very strong EBIT increase in the Automotive, Industrial and Multimarket segment that more than offset a small increase of the EBIT loss in the Communication Solutions segment.
“Last quarter, we improved our performance significantly. After four quarters of EBIT losses, we are now EBIT positive again,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG.
Outlook for the third quarter of the 2006 financial year
In the third quarter of the 2006 financial year, compared to the very high second quarter level especially in the Automotive, Industrial and Multimarket segment, Infineon expects revenues and EBIT in the two logic segments combined to decline. Infineon continues to expect the conclusion of the carve-out of its Memory Products segment on May 1, 2006. Effective May 1, 2006, Qimonda will start operations. Additional details concerning the outlook can be found in the respective segments’ sections.
“The second quarter results demonstrate that both the Memory Products business and the logic business are well-positioned to operate successfully as separate companies in the future,” commented Dr. Wolfgang Ziebart.
Segments’ 2006 second quarter performance and outlook
Automotive, Industrial and Multimarket

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year

Revenues	733	652	12%	634	16%
EBIT	74	51	45%	36	+++

In the second quarter of the 2006 financial year, revenues in the Automotive, Industrial and Multimarket segment increased significantly compared to the previous quarter, reflecting higher than expected demand and improved operating performance in all business units. This was primarily due to higher sales in power semiconductors, in products from the ASIC & Design Solutions business used in computer peripherals and due to very strong demand and improved product mix in the security and chip-card business. EBIT in the Automotive, Industrial and Multimarket segment increased significantly compared to the previous quarter, benefiting from the increased sales with a marked improvement in particular in the EBIT loss of the security and chip-card business. Overall, the segment’s EBIT as a percentage of revenues reached ten percent despite ongoing expenses for the phase-out of production at the Munich-Perlach facility and start-up costs for the new production site in Kulim, Malaysia.
Automotive, Industrial and Multimarket’s outlook for the third quarter of the 2006 financial year
With the last quarter being ahead of expectations and normal seasonality, Infineon anticipates revenues in the Automotive, Industrial and Multimarket segment to normalize in the third quarter of the 2006 financial year and stay within the range of the second quarter. The company expects revenues in its automotive and industrial businesses to reach the second quarter’s high levels. Sales in the security and chip-card business are anticipated to decline slightly to more normal levels compared to the second quarter. In line with more or less flat revenues, the company anticipates the segment’s EBIT to stay within the range of the prior quarter. The EBIT guidance is before taking into account the effect from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment. The exact amounts cannot be quantified at this stage.
Communication Solutions

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year

Revenues	308	334	-8%	332	-7%
EBIT	(29)	(21)	-38%	(142)	80%

In the Communication Solutions segment, revenues decreased compared to the previous quarter, primarily due to a decline in demand for baseband components, which was not fully offset by significantly higher revenues in the company’s broadband access business. The EBIT loss increased sequentially due to the sales decline. In its broadband access business, the company reported another increase in operating results in the second quarter.
Communication Solutions’ outlook for the third quarter of the 2006 financial year
In the third quarter of the 2006 financial year, Infineon expects revenues of its Communication Solutions segment to decline compared to the second quarter. On the one hand, the company will no longer benefit from revenues of Fiber Optics products after the Fiber Optics divestiture. On the other hand, the company also expects a return to more normalized revenue levels in broadband access. With operating results driven predominantly by revenue development, the company anticipates the segment’s EBIT loss to increase in the third quarter. The EBIT guidance is before taking into account the effect from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment. The exact amounts cannot be quantified at this stage.
Memory Products

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year

Revenues	928	678	37%	633	47%
EBIT	30	(118)	+++	17	76%

In the second quarter of the 2006 financial year, revenues in the Memory Products segment improved significantly sequentially due to strong growth in bit-shipments and a slight increase in average selling prices. The latter was driven mainly by higher pricing and shipments of DDR2 memories and a higher share of specialty products within the bit-shipments compared to the previous quarter. In the second quarter, Infineon achieved an EBIT turn around from negative Euro 118 million to positive Euro 30 million, resulting from a strong reduction in cost-per-bit as a result of significantly higher bit-shipments and slightly higher average selling prices.
Memory Products’ outlook for the third quarter of the 2006 financial year
In the third quarter of the 2006 financial year, Infineon expects to grow its bit production by approximately 10 percent. The third quarter EBIT will be influenced by benefits from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment, offset in part by the establishment of the Qimonda proprietary corporate infrastructure. The exact amounts cannot be quantified at this stage. The third quarter will also include the dilution gain of approximately Euro 30 million from the Inotera Initial Public Offering in March 2006 as part of non operating income within the segment’s EBIT.
Other Operating Segments

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year

Revenues	22	2	+++	4	+++
EBIT	(2)	0	– – –	11	– – –

Revenues of the Other Operating Segments increased sequentially in the second quarter of the 2006 financial year, primarily as a result of the first consolidation of ALTIS, the company’s joint venture with IBM, at the end of the prior quarter. EBIT remained relatively unchanged when compared to the first quarter.

Corporate and Reconciliation

	3 months	3 months		3 months
	ended	ended	+ / - in %	ended	+ / - in %
In Euro million	Mar 31, 2006	Dec 31, 2005	sequential	Mar 31, 2005	year-on-year

Revenues	2	8	-75%	3	-33%
EBIT	(45)	(34)	-32%	(39)	-15%

Sequential EBIT loss of the Corporate and Reconciliation segment increased in the second quarter of the 2006 financial year, primarily due to costs incurred in connection with the carve-out of the company’s Memory Products segment and the move to Infineon’s new headquarters, Campeon.
In the third quarter of the 2006 financial year, the company expects the EBIT loss of the Corporate and Reconciliation segment to increase compared to the second quarter, due to costs incurred in connection with the carve-out of the company’s Memory Products segment.
On March 17, 2006 Inotera Memories, Inc., the company’s joint venture with Nanya Technology Corporation, successfully completed an Initial Public Offering on the Taiwanese stock exchange for an issuance price of NT dollar 33 per share. In conjunction with this Initial Public Offering, the company recorded a dilution gain of approximately Euro 30 million, which will be reflected in non operating income within the Memory Products segment’s EBIT in the third quarter of the 2006 financial year. Infineon’s ownership interest after the Initial Public Offering stands at 41.4 percent.
In addition to the dilution gain, the company expects charges in the third quarter, mainly reflecting restructuring of the joint venture ALTIS as already announced by them, as well as other items. Overall, the company does not expect a major impact on group results out of the above mentioned events.
For major business highlights of Infineon’s segments in the second quarter of the 2006 financial year, go to http://www.infineon.com/news/.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 05	Dec 31, 05	Mar 31, 06	Mar 31, 05	Mar 31, 06

Net sales	1,606	1,674	1,993	3,422	3,667
Cost of goods sold	(1,174)	(1,350)	(1,467)	(2,289)	(2,817)

Gross profit	432	324	526	1,133	850

Research and development expenses	(354)	(311)	(306)	(683)	(617)
Selling, general and administrative expenses	(164)	(173)	(179)	(326)	(352)
Restructuring charges	(23)	(2)	(3)	(25)	(5)
Other operating expense, net	(41)	—	(12)	(35)	(12)

Operating income (loss)	(150)	(162)	26	64	(136)

Interest (expense) income, net	—	(21)	(29)	5	(50)
Equity in earnings (losses) of associated companies, net	25	17	12	26	29
Other (expense) income, net	9	24	(6)	(1)	18
Minority interests	(1)	(1)	(4)	5	(5)

Income (loss) before income taxes	(117)	(143)	(1)	99	(144)

Income tax (expense) benefit	3	(40)	(25)	(71)	(65)

Net income (loss)	(114)	(183)	(26)	28	(209)

Earnings (loss) per share (EPS)

Shares in million

Weighted average shares outstanding — basic	748	748	748	748	748

Weighted average shares outstanding — diluted	748	748	748	748	748

Earnings (loss) per share — basic and diluted (in Euro)	(0.15)	(0.25)	(0.03)	0.04	(0.28)

EBIT
	3 months ended			6 months ended
in Euro million	Mar 31, 05	Dec 31, 05	Mar 31, 06	Mar 31, 05	Mar 31, 06

Net income (loss)	(114)	(183)	(26)	28	(209)
— Income tax expense (benefit)	(3)	40	25	71	65
— Interest expense (income), net	—	21	29	(5)	50

EBIT	(117)	(122)	28	94	(94)

Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as seen above from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented.

Segment Results

	3 months ended			6 months ended
Net sales in Euro million	Mar 31, 05	Mar 31, 06	+ / - in %	Mar 31, 05	Mar 31, 06	+ / - in %

Automotive, Industrial and Multimarket	634	733	16	1,265	1,385	9
Communication Solutions	332	308	(7)	746	642	(14)
Memory Products	633	928	47	1,399	1,606	15
Other Operating Segments	4	22	+++	7	24	+++
Corporate and Reconciliation	3	2	(33)	5	10	+++

Infineon consolidated	1,606	1,993	24	3,422	3,667	7

	3 months ended			6 months ended
EBIT in Euro million	Mar 31, 05	Mar 31, 06	+ / - in %	Mar 31, 05	Mar 31, 06	+ / - in %

Automotive, Industrial and Multimarket	36	74	+++	84	125	49
Communication Solutions	(142)	(29)	80	(161)	(50)	69
Memory Products	17	30	76	213	(88)	– – –
Other Operating Segments	11	(2)	– – –	9	(2)	– – –
Corporate and Reconciliation	(39)	(45)	(15)	(51)	(79)	(55)

Infineon consolidated	(117)	28	+++	94	(94)	– – –

	3 months ended
Net sales in Euro million	Dec 31, 05	Mar 31, 06	+ / - in %

Automotive, Industrial and Multimarket	652	733	12
Communication Solutions	334	308	(8)
Memory Products	678	928	37
Other Operating Segments	2	22	+++
Corporate and Reconciliation	8	2	(75)

Infineon consolidated	1,674	1,993	19

	3 months ended
EBIT in Euro million	Dec 31, 05	Mar 31, 06	+ / - in %

Automotive, Industrial and Multimarket	51	74	45
Communication Solutions	(21)	(29)	(38)
Memory Products	(118)	30	+++
Other Operating Segments	– – –	(2)	– – –
Corporate and Reconciliation	(34)	(45)	(32)

Infineon consolidated	(122)	28	+++

Regional Sales Development
	3 months ended
Regional sales in %	Mar 31, 05	Dec 31, 05	Mar 31, 06

Germany	21%	19%	17%
Other Europe	19%	17%	18%
North America	23%	22%	28%
Asia / Pacific	30%	35%	31%
Japan	5%	5%	4%
Other	2%	2%	2%

Total	100%	100%	100%

Europe	40%	36%	35%

Outside-Europe	60%	64%	65%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 05	Mar 31, 06
Assets
Current assets:
Cash and cash equivalents	1,148	1,384
Marketable securities	858	680
Trade accounts receivable, net	952	1,090
Inventories	1,022	1,200
Deferred income taxes	125	97
Other current assets	469	517

Total current assets	4,574	4,968

Property, plant and equipment, net	3,751	3,976
Long-term investments, net	779	598
Restricted cash	88	88
Deferred income taxes	550	495
Other assets	542	439

Total assets	10,284	10,564

in Euro million	Sep 30, 05	Mar 31, 06

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	99	739
Trade accounts payable	1,069	1,220
Accrued liabilities	497	521
Deferred income taxes	17	25
Other current liabilities	700	584

Total current liabilities	2,382	3,089

Long-term debt	1,566	1,285
Deferred income taxes	65	21
Other liabilities	642	742

Total liabilities	4,655	5,137

Total shareholders’ equity	5,629	5,427

Total liabilities and shareholders’ equity	10,284	10,564

Condensed Consolidated Statements of Cash Flows

	3 months ended			6 months ended
in Euro million	Mar 31, 05	Dec 31, 05	Mar 31, 06	Mar 31, 05	Mar 31, 06

Net cash provided by operating activities	164	102	194	587	296

Net cash (used in) provided by investing activities	18	(168)	(239)	(92)	(407)

Net cash provided by (used in) financing activities	(19)	56	291	17	347

Net increase (decrease) in cash and cash equivalents	163	(10)	246	512	236

Depreciation and amortization	317	338	365	651	703

Purchases of property, plant and equipment	(385)	(405)	(314)	(841)	(719)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Mar 31, 05	Dec 31, 05	Mar 31, 06

Cash and cash equivalents	1,120	1,138	1,384
Marketable securities	1,229	749	680

Gross Cash Position	2,349	1,887	2,064

Less: short-term debt	548	99	739
long-term debt	1,469	1,627	1,285

Net Cash Position	332	161	40

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 05	Dec 31, 05	Mar 31, 06	Mar 31, 05	Mar 31, 06

Net cash provided by operating activities	164	102	194	587	296
Net cash (used in) provided by investing activities	18	(168)	(239)	(92)	(407)
Thereof: Sale of marketable securities, net	(379)	(109)	(68)	(749)	(177)

Free cash flow	(197)	(175)	(113)	(254)	(288)

Employee Data	Mar 31, 05	Dec 31, 05	Mar 31, 06

Infineon worldwide	36,440	40,673	40,839
Thereof: Research and Development	7,401	7,632	7,621

Analyst and press telephone conferences
Infineon Technologies AG will host a telephone conference (in English only) with analysts and investors on April 26, 2006, 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the second quarter of the 2006 financial year. In addition, the Infineon Management Board will conduct a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at http://www.infineon.com.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our planned carve-out of the Memory Product business and any further corporate reorganization measures in that regard. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Finance and Business Press: INFXX200604.055e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481/9552397	guenter.gaugler@infineon.com
U.S.A.	Gerhard Zimmermann	+1 408 501 6383 / 2424	gerhard.zimmermann@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655/9552987	investor.relations@infineon.com